Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings
Loss before Income Taxes	$(18)	$(13)	$(56)	$(70)
Fixed Charges	231	246	697	724
Total Earnings	$213	$233	$641	$654

Fixed Charges
Interest Expense	$224	$234	$671	$690
Amortization of Debt Costs	5	10	20	28
Interest Element of Rentals	2	2	6	6
Total Fixed Charges	$231	$246	$697	$724

Ratio of Earnings to Fixed Charges (1)	—	—	—	—

(1)
Earnings for the three and nine months ended September 30, 2012 were insufficient to cover fixed charges by $18 million and $56 million, respectively. Earnings for the three and nine months ended September 30, 2011 were insufficient to cover fixed charges by $13 million and $70 million, respectively. As a result of such deficiencies, the ratios are not presented above.